Exhibit 99.1

Paragon Shipping Inc. Announces Expiration of the Exchange Offer to Retire All of the Outstanding 8.375% Senior Notes due 2021

ATHENS, Greece, November 1, 2016 -- Paragon Shipping Inc. (the "Company") today announced the expiration of its previously announced offer to exchange all properly delivered and accepted 8.375% senior notes due 2021 issued in $25.00 denominations with CUSIP number 69913R-507 (each a "Paragon Note" and collectively the "Paragon Notes") for shares of common stock (the "Common Stock") of Paragon (the "Exchange Offer") at 5:00 p.m. (New York City time) on October 31, 2016 (the “Expiration Date”).

Based on information provided by the depository for the Exchange Offer, as of 5:00 p.m. (New York City time) on Monday October 31, 2016, 84,588 Notes or approximately 11.3498% of the outstanding Paragon Notes were delivered and not validly withdrawn from the Exchange Offer.

Each holder of a Paragon Note (each a “Holder” and collectively the “Holders”) who prior to the Expiration Date validly delivered and did not withdraw all Paragon Notes held by such Holder, shall receive ten (10) shares of Common Stock for each Paragon Note, which shall include any accrued and unpaid interest thereon. As part of the Exchange Offer, Holders who delivered their Notes also consent to the removal of certain covenants and sections of the Paragon Notes' Indenture dated August 8, 2014 (the "Consent Solicitation" and together with the Exchange Offer, "Exchange Offer and Consent Solicitation"). Because the requisite number of exchanged Notes to amend the Paragon Notes’ Indenture was not received, the Paragon Notes’ Indenture will not be amended in connection with the Exchange Offer and Consent Solicitation.

Holders who delivered and did not withdraw their Paragon Notes in the Exchange Offer and the Consent Solicitation by the Expiration Date will not be entitled to any future interest on such Paragon Notes or any accrued but unpaid interest as of November 3, 2016, regardless of when the Exchange Offer and the Consent Solicitation closes, and any subsequent interest that would otherwise have been earned on such Paragon Notes will be deemed paid in full upon receipt of the Common Stock in the Exchange Offer and the Consent Solicitation.

After taking advantage of a 30-day grace period, the Company did not make a quarterly cash interest payment due on September 15, which was initially due on August 15, 2016.

This press release is neither an offer to purchase nor a solicitation of an offer to sell or exchange securities. No offer, solicitation, purchase, sale or exchange will be made in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful. The Exchange Offer and Consent Solicitation is being made solely pursuant to the terms and conditions set forth in the applicable letter of transmittal.

Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to any statements regarding the Exchange Offer and Consent Solicitation. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

About Paragon Shipping Inc.

Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. The Company's common shares trade on the OTC Markets’ OTCQB Venture Market under the symbol "PRGNF", and FINRA has designated its Senior Unsecured Notes as corporate bonds that are TRACE eligible under the symbol "PRGN4153414". For more information, visit: www.paragonship.com. The information contained on Paragon Shipping’s website does not constitute part of this press release.

Contacts:

Paragon Shipping Inc.

ir@paragonshipping.gr

DresnerAllenCaron

Michael Mason (Investors)

mmason@dresnerallencaron.com

(212) 691-8087